

September 19, 2022

Kenneth Hannah
Chief Financial Officer
Caleres, Inc.
8300 Maryland Avenue
St. Louis , Missouri, 63105

> **Re: Caleres, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2022**
> **Filed March 28, 2022**
> **File No. 001-02191**

Dear Mr. Hannah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2022

Working Capital and Cash Flow, page 35

1. We note that your presentation of "Operating Working Capital" adjusts current assets and liabilities to exclude, cash, property and equipment held for sale, borrowings under revolving credit agreement and lease obligations. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing